August 4, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lument Finance Trust, Inc.

Registration Statement on Form S-3

File No. 333-258134

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lument Finance Trust, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), be declared effective at 9:00 a.m., Eastern Time on August 6, 2021, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, it would be appreciated if you would so inform Stuart M. Litwin via telephone at (312) 701-7373 or via e-mail at SLitwin@mayerbrown.com or David S. Freed via telephone at (212) 506-2498 or via e-mail at DFreed@mayerbrown.com.

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Thank you for your assistance in this matter.

Very truly yours,

LUMENT FINANCE TRUST, INC.

By:	/s/ James A. Briggs
	Name:	James A. Briggs
	Title:	Chief Financial Officer
Lument Finance Trust, Inc.